The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-264388

Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated June 22, 2023

Pricing Supplement to the Prospectus Supplement and Prospectus, each dated May 26, 2022

US$____

Senior Medium-Term Notes, Series I

Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate, due June 30, 2026

Issuer:	Bank of Montreal
Title of Notes:	Fixed to Floating Rate Notes Linked to the 2-Year U.S. Dollar SOFR ICE Swap Rate, due June 30, 2026
Trade Date:	June 28, 2023
Settlement Date (Original Issue Date):	June 30, 2023
Stated Maturity:	June 30, 2026
Principal Amount (in Specified Currency):	US$ ● ; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of $1,000.
Interest Rate per Annum:

The Notes will bear interest at the following rates:

•     For each interest period from and including June 30, 2023 to but excluding June 30, 2024: a fixed rate of 6.50% per annum

•     For each interest period from and including June 30, 2024 to but excluding June 30, 2026 (the "floating rate period"): a floating rate per annum equal to the 2-Year U.S. Dollar SOFR ICE Swap Rate (the "Reference Rate"), as determined on the interest determination date for that interest period, plus the Spread, subject to the Interest Rate Floor. See "Specific Terms of The Notes – Determination of the Reference Rate" below.

Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.

The Reference Rate will be determined by the Calculation Agent as described below in the section “Specific Terms of the Notes."
Spread:	0.95%
Interest Rate Floor:	0% per annum
Interest Payment Periods:	Quarterly
Interest Payment Dates:	Interest is payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year, commencing September 30, 2023. See “Specific Terms of the Notes — Interest” below.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Calculation Agent:	BMO Capital Markets Corp. ("BMOCM")
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer —Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP No.:	06374VKV7
Optional Redemption Provision:	Not applicable.
No Conversion:	The Notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).
Estimated Initial Value:	On the date of this preliminary pricing supplement, the estimated initial value of the Notes is $990 per $1,000 in principal amount. The estimated initial value of the Notes on the trade date may differ from this value but will not be less than $980 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the Notes at any time will reflect many factors and cannot be predicted with accuracy.

We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement and prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/927971/000119312522160519/d269549d424b5.htm

Investing in the Notes involves risks, including those described in the “Risk Factors” beginning on page P-2 below, S-2 of the accompanying prospectus supplement and on page 8 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

We expect to deliver the Notes through the facilities of The Depository Trust Company on or about June 30, 2023.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. (“BMOCM”) or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The public offering price will include accrued interest from June 30, 2023, if settlement occurs after that date. BMOCM will purchase the Notes from us on the settlement date at prices that are expected to range from 99.00% to 100.00% of the principal amount. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $990.00 (99.00%) per $1,000 in principal amount of the Notes. See “Supplemental Plan of Distribution” in this pricing supplement.

BMO CAPITAL MARKETS

RISK FACTORS

Prior to making an investment in the Notes, investors should carefully consider the information set forth in the prospectus supplement and the prospectus under the caption "Risk Factors," together with the information in this section.

Risks Relating to the Terms and Structure of the Notes

Payments on the Notes Are Subject to Our Credit Risk.

Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each Interest Payment Date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

The Price You Pay on the Notes Will Reflect Fees and Hedging Costs.

While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original offering price of the Notes includes the commission received by the agents and other dealers and the cost of hedging our obligations under the Notes. As a result, the price, if any, at which an agent may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

Additional Risks Relating to the Estimated Initial Value of the Notes

Our Initial Estimated Value of the Notes Will Be Lower Than the Price to Public.

Our initial estimated value of the Notes is only an estimate, and is based on a number of factors. The price to public of the Notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the Notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the Notes and the estimated cost of hedging these obligations. The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

Our Initial Estimated Value Does Not Represent Any Future Value of the Notes, and May Also Differ from the Estimated Value of Any Other Party.

Our initial estimated value of the Notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the trade date will be, derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions could provide values for the Notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the Notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement. These changes are likely to impact the price, if any, at which we or any agent would be willing to purchase the Notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your Notes in any secondary market at any time.

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The Terms of the Notes Are Not Determined by Reference to the Credit Spreads for Our Conventional Fixed-Rate Debt.

To determine the terms of the Notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the Notes are less favorable to you than if we had used a higher funding rate.

Additional Risks Relating to The Reference Rate

The Reference Rate and SOFR Have Limited Historical Information, and Future Performance Cannot Be Predicted Based on Historical Performance.

The publication of the U.S. Dollar SOFR ICE Swap Rate began in November 2021, and, therefore, has a limited history. ICE Benchmark Administration Limited (“IBA”) launched the U.S. Dollar SOFR ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. However, as discussed below, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and the U.S. Dollar LIBOR ICE Swap Rate will have no bearing on the performance of SOFR or the Reference Rate.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the Reference Rate and SOFR cannot be predicted based on the limited historical performance. The levels of the Reference Rate and SOFR during the term of the Notes may have little or no relation to the historical data.

The Composition and Characteristics of the USD SOFR ICE Swap Rate are Not the Same as Those of the USD LIBOR ICE Swap Rate and There is No Guarantee that the USD SOFR ICE Swap Rate Will Be a Comparable Substitute for the USD LIBOR ICE Swap Rate.

The administrator of the USD SOFR ICE Swap Rate, ICE Benchmark Administration Limited, launched the USD SOFR ICE Swap Rate to help the U.S. dollar derivatives market in its transition from LIBOR to SOFR. Both the USD SOFR ICE Swap Rate and the USD LIBOR ICE Swap Rate are determined by reference to interest rate swaps that reference a specified floating rate. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate (with the USD SOFR ICE Swap Rate determined by reference to such rate compounded in arrears for twelve months), while LIBOR represents interbank funding over different maturities.

As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global, national or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Consequently, there can be no assurance that the USD SOFR ICE Swap Rate will perform in the same way as the USD LIBOR Swap Rate would have at any time.

A Lack of Input Data May Impact IBA's Ability to Calculate and Publish USD SOFR ICE Swap Rates.

The input data for USD SOFR ICE swap rates is based on swaps referencing SOFR as the floating leg. USD SOFR ICE swap rates are dependent on receiving sufficient eligible input data, from the trading venue sources identified by IBA in accordance with the "Waterfall" methodology for each USD SOFR ICE swap rate. The ability of the applicable trading venues to provide sufficient eligible input data in accordance with the Waterfall methodology depends on, among other things, there being a liquid market in swap contracts referencing SOFR on such trading venues, which in turn depends, among other things, on there being a liquid market in loans, floating rate notes and other financial contracts referencing SOFR.

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Because SOFR's use as a reference rate for financial contracts began relatively recently and the related market for SOFR-based swaps is relatively new, there is limited information on which to assess potential future liquidity in SOFR-based swap markets or in the market for SOFR-based financial contracts more generally. If the market for SOFR-based swap contracts is not sufficiently liquid, or if the liquidity in such market proves to be volatile, this could result in the inability of IBA to calculate the Reference Rate, which could adversely affect the return on and value of the Notes and the price at which you are able to sell the Notes in the secondary market, if any. In addition, if SOFR does not maintain market acceptance for use as a reference rate for U.S. dollar denominated financial contracts, uncertainty about SOFR may adversely affect the return on and the value of the Notes.

The Reference Rate and the Manner in Which It Is Calculated May Change in the Future.

There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the amount of interest payable on the Notes.

The Reference Rate May Be Determined by the Calculation Agent in Its Sole Discretion or, if It Is Discontinued or Ceased to Be Published Permanently or Indefinitely, Replaced by a Successor or Substitute Rate.

If no relevant rate appears on the applicable Bloomberg Screen Page on a relevant day at approximately 11:00 a.m., New York City time, then the Calculation Agent will have the discretion to determine the Reference Rate for that day.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion on or prior to the relevant day that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined to be a commercially reasonable replacement rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion to make adjustments to the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR.

Any of the foregoing determinations or actions by the Calculation Agent could result in adverse consequences to the value of the Reference Rate used on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes.

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SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series I, and therefore, this pricing supplement should be read together with the accompanying prospectus supplement and prospectus, each dated May 26, 2022. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series I” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, as amended and supplemented to date, between Bank of Montreal and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

The Notes will bear interest at the rates per annum set forth on the cover page of this document.

Interest will be payable quarterly in arrears on the Interest Payment Dates set forth above. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from each Interest Payment Date (or in the case of the first interest period, the issue date) and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date or the Stated Maturity falls on a day other than a business day, in New York, New York, principal and/or interest will be paid on the next succeeding business day in New York and no interest on such payment shall accrue for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such next succeeding business day.

Determination of the Reference Rate

The Reference Rate is the 2-Year U.S. Dollar SOFR ICE Swap Rate, which is the rate for U.S. dollar swaps with a designated maturity of two years, referencing the Secured Overnight Financing Rate (“SOFR”), compounded in arrears for 12 months using standard market conventions.

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The Calculation Agent will determine the Reference Rate for each interest period during the floating rate period. The Reference Rate will be the rate that appears on the Bloomberg Screen USISSO02 Page, at approximately 11:00 a.m., New York City time, on the applicable Interest Determination Date, provided that, if no such rate appears on the applicable Bloomberg Screen Page on that day at approximately 11:00 a.m., New York City time, then the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for U.S. dollar swaps referencing SOFR, will determine the applicable Reference Rate for that day in its sole discretion.

“Bloomberg Screen USISSO02 Page” means the display designated as Bloomberg screen “USISSO02”, or such other page as may replace that Bloomberg screen on that service or such other service or services as may be selected for the purpose of displaying rates for U.S. dollar swaps referencing SOFR by IBA or its successor or such other entity that assumes the responsibility of IBA or its successor in calculating rates for U.S. dollar swaps referencing SOFR if IBA or its successor ceases to do so.

Each Interest Determination Date will fall two U.S. Government Securities Business Days prior to the beginning of each interest period during the floating rate period. A “U.S. Government Securities Business Day” is any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding the provisions set forth in this section:

(i) if the Calculation Agent determines in its sole discretion on or prior to the relevant Interest Determination Date that the relevant rate for U.S. dollar swaps referencing SOFR has been discontinued or that rate has ceased to be published permanently or indefinitely, then the Calculation Agent will use as the applicable Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion to be a commercially reasonable replacement rate; and

(ii) if the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, to adjust the definitions of business day and Interest Determination Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for U.S. dollar swaps referencing SOFR, in a manner that it determines to be consistent with industry-accepted practices for that substitute or successor rate.

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THE REFERENCE RATE

A U.S. dollar SOFR ICE swap rate of a given maturity on any date of determination is the swap rate for a fixed-for-floating U.S. dollar SOFR-linked interest rate swap transaction with that maturity, as reported on the page set forth in the section "Specific Terms of the Notes" above as of 11:00 a.m. (New York City time) on that date of determination. In a fixed-for-floating U.S. Dollar SOFR-linked interest rate swap transaction, one party pays a fixed rate (the “swap rate”) and the other pays a floating rate based on SOFR, compounded in arrears for 12 months using standard market conventions.

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

According to information provided by the IBA (which we have not independently verified), each published U.S. Dollar SOFR ICE swap rate is calculated using eligible prices and volumes for specified interest rate derivative products, provided by trading venues in accordance with a “Waterfall” methodology. The first level of the Waterfall (“Level 1”) uses eligible, executable prices and volumes provided by regulated, electronic, trading venues. If these trading venues do not provide sufficient eligible input data to calculate a rate in accordance with Level 1 of the methodology, then the second level of the Waterfall (“Level 2”) uses eligible dealer to client prices and volumes displayed electronically by trading venues. If there is insufficient eligible input data to calculate a rate in accordance with Level 2 of the methodology, then the third level of the Waterfall (“Level 3”) uses movement interpolation, where possible for applicable tenors, to calculate the rate. Where it is not possible to calculate a rate at Level 1, Level 2 or Level 3 of the Waterfall, then the "insufficient data policy" applies for that rate, and the applicable U.S. dollar SOFR ICE swap rate may not be published for that date.

Historical Information

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the levels of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

The graph below sets forth the historical performance of the Reference Rate from November 19, 2021 to June 20, 2023. Publication of the Reference Rate began in November 2021, and it therefore has limited historical information.

Source: Bloomberg L.P. We have not independently verified the information provided by Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

In the opinion of Torys LLP, our Canadian federal income tax counsel, the following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires from us as the beneficial owner Notes offered by this document, and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with us, with any issuer of common shares acquired on a bail-in conversion and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of Notes, (3) is not affiliated with us or with any issuer of common shares acquired on a bail-in conversion, (4) does not receive any payment of interest on a Note in respect of a debt or other obligation to pay an amount to a person with whom we do not deal at arm’s length, (5) acquires and holds Notes and any common shares acquired on a bail-in conversion as capital property, (6) does not use or hold Notes or any common shares acquired on a bail-in conversion in a business carried on in Canada and (7) is not a “specified shareholder” of ours as defined in the Tax Act for this purpose or a non-resident person not dealing at arm’s length with such “specified shareholder” (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules contained in proposals to amend the Tax Act released by the Minister of Finance (Canada) on April 29, 2022 (the “Hybrid Mismatch Proposals”) to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in the Hybrid Mismatch Proposals) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of a Note under, or in connection with, a “structured arrangement” (as defined in such Hybrid Mismatch Proposals), or (iii) in respect of which we are a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”), including the Hybrid Mismatch Proposals, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the Notes should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a Note and any common shares acquired on a bail-in conversion must generally be expressed in Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, the amounts, if any, subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the value of the U.S. dollar relative to the Canadian dollar.

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Notes

Interest paid or credited or deemed to be paid or credited by us on a Note (including amounts on account or in lieu of payment of, or in satisfaction of interest) to a Non-Resident Holder generally will not be subject to Canadian non-resident withholding tax, unless any portion of such interest (other than on a “prescribed obligation,” as defined in the Tax Act for this purpose) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation (“participating debt interest”). The administrative policy of the Canada Revenue Agency is that interest paid on a debt obligation is not subject to Canadian non-resident withholding tax unless, in general, it is reasonable to consider that there is a material connection between the index or formula to which any amount payable under the debt obligation is calculated and the profits of the issuer. With respect to any interest on a Note, or any portion of the principal amount of a Note in excess of the issue price, such interest or principal, as the case may be, paid or credited to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax, except as discussed below.

In the event that a Note held by a Non-Resident Holder is converted to common shares on a bail-in conversion, the amount, if any, by which the fair market value of the common shares received on the conversion exceeds the sum of: (i) the price for which the Note was issued, and (ii) any amount that is paid in respect of accrued and unpaid interest on the Note at the time of the conversion, may be deemed to be interest paid to the Non-Resident Holder. There is a risk that the excess, if any, and the amount of interest described in item (ii) of the preceding sentence could be characterized as “participating debt interest” and be subject to Canadian non-resident withholding tax unless certain exceptions apply. Non-Resident Holders should consult their own tax advisors in this regard.

If an amount of interest paid by us on a Note were to be non-deductible by us in computing our income as a result of the application of proposed subsection 18.4(4) of the Tax Act, such amount of interest would be deemed to have been paid by us as a dividend, and not to have been paid by us as interest, and be subject to Canadian non-resident withholding tax. Proposed subsection 18.4(4) would apply only if a payment of interest by us on a Note constituted the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Tax Act.

No payment of interest by us on a Note should be considered to arise under a “hybrid mismatch arrangement” as no such payment should be considered to arise under or in connection with a “structured arrangement”, both as defined in proposed subsection 18.4(1) of the Tax Act, on the basis that (i) based on pricing data and analysis provided to Torys LLP by us in relation to these Notes, it should not be reasonable to consider that any economic benefit arising from any “deduction/non-inclusion mismatch” as defined in proposed subsection 18.4(6) of the Tax Act is reflected in the pricing of the Notes, and (ii) it should also not be reasonable to consider that the Notes were designed to, directly or indirectly, give rise to any “deduction/non-inclusion mismatch”.

Generally, there are no other taxes on income (including taxable capital gains) payable by a Non-Resident Holder on interest, discount, or premium in respect of a Note or on the proceeds received by a Non-Resident Holder on the disposition of a Note (including redemption, cancellation, purchase or repurchase).

Common Shares Acquired on a Bail-in Conversion

Dividends paid or credited, or deemed under the Act to be paid or credited, to a Non-Resident Holder on common shares of the issuer or any affiliate of the issuer that is a corporation that is resident or deemed to be resident in Canada for purposes of the Tax Act acquired by the Non-Resident Holder on a bail-in conversion will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

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A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a common share of the issuer or any affiliate of the issuer acquired by the Non-Resident Holder on a bail-in conversion unless such common share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, common shares of the issuer or any affiliate of the issuer acquired by a Non-Resident Holder on a bail-in conversion will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such common shares are listed at that time on a designated stock exchange (which includes the Toronto Stock Exchange), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, and partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the applicable issuer’s capital stock and (2) more than 50% of the fair market value of such common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, such common shares could be deemed to be taxable Canadian property. Non-Resident Holders for whom common shares acquired on a bail-in conversion may constitute taxable Canadian property should consult their own tax advisors.

Supplemental U.S. Tax Considerations

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

In the opinion of our special U.S. tax counsel, Ashurst LLP, based on current market conditions as of the date of this preliminary pricing supplement, it would generally be reasonable to treat the Notes~~,~~ as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  If the Notes are treated as providing for stated interest at a single fixed rate and a qualified floating rate, based on current market conditions as of the date of this preliminary pricing supplement, we expect the Notes will be issued with more than de minimis original issue discount ("OID").  If, as of the issue date, the Notes are determined to be issued with more than de minimis OID, United States holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on compounding of interest. The pricing supplement will indicate whether the Notes are expected to be issued with more than de minimis OID based on market conditions on such date. Please see the discussion in the accompanying prospectus under the section entitled “United States Federal Income Taxation” and specifically under the section entitled “United States Federal Income Taxation—Tax Consequences to Holders of Our Debt Securities—Original Issue Discount—Variable Rate Debt Securities.”

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Purchase, Sale and Retirement of the Notes

A U.S. holder will generally recognize gain or loss on the sale or retirement of the Notes equal to the difference between the amount realized on the sale or retirement of the Notes, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and a U.S. holder's tax basis in the Notes. A U.S. holder will generally have a tax basis in the Notes equal to the U.S. dollar cost of the Notes, adjusted by adding any OID previously included in income with respect to the Notes, and then subtracting any payments on the Notes that are not qualified stated interest payments. A U.S. holder will recognize capital gain or loss upon the sale or retirement of the Notes. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A Note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of the Foreign Account Tax Compliance Act withholding on payments of gross proceeds upon the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.

If we (or an applicable withholding agent) determine withholding is appropriate with respect to the Notes, we (or such agent) will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”). Please see the section of the prospectus, “Employee Retirement Income Security Act.”

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the Notes from us on the settlement date at prices as specified on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at those prices. Each such dealer, or further dealer engaged by a dealer to whom BMOCM reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the Notes and to reject orders in whole or in part. You may cancel any order for the Notes prior to its acceptance.

You should not construe the offering of the Notes as a recommendation as to the suitability of an investment in the Notes.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

BMOCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive (EU) 2014/65 (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) No 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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Each agent and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "UK PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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